Exhibit 4.2

STOCKHOLDERS AGREEMENT

THIS STOCKHOLDERS AGREEMENT (the “Agreement”) is effective as of January 22, 2007, among Consonus Technologies, Inc., a Delaware corporation (the “Company”), Knox Lawrence International, LLC, a Delaware limited liability company (“KLI”) and those Persons listed on Exhibit A attached hereto (each a “Significant Stockholder”; KLI and each Significant Stockholder, a “Stockholder”).

WHEREAS, the Company, Consonus Acquisition Corp., a Delaware corporation (“Consonus”), Strategic Technologies, Inc., a North Carolina corporation (“STI”), CAC Merger Sub, Inc., a Delaware corporation and a wholly and directly owned subsidiary of Company (“CAC Merger Sub”), STI Merger Sub, Inc., a North Carolina corporation and a wholly and directly owned subsidiary of Company (“STI Merger Sub”) have entered into a merger agreement (the “Merger Agreement”) dated October 18, 2006 pursuant to which (i) CAC Merger Sub will be merged with and into Consonus, the separate corporate existence of CAC Merger Sub will thereupon cease and Consonus will continue as the surviving corporation and a wholly owned subsidiary of the Company and (ii) STI Merger Sub will be merged with and into STI, the separate corporate existence of STI Merger Sub will thereupon cease and STI will continue as the surviving corporation and a wholly owned subsidiary of the Company (together, the “Mergers”).

WHEREAS, KLI owned approximately 92.1% of the outstanding capital stock of Consonus and as a result of the Mergers received 2,818,247 Shares of the Common Stock of the Company, which represents approximately 67% of the outstanding Common Stock of the Company on the date of this Agreement.

WHEREAS, the Significant Stockholders collectively owned approximately 76.5% of the outstanding capital stock of STI prior to the Mergers and as a result of the Mergers received 874,266 Shares of the Common Stock of the Company, which represents approximately 21% of the outstanding Common Stock of the Company on the date of this Agreement.

WHEREAS, the Company and the Stockholders have agreed to enter into this Agreement as a condition precedent for consummation of the Mergers.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and obligations set forth in this Agreement, the parties hereto agree as follows:

1.                                      Transfers of Stock.

1.1                               Restrictions on Transfers to Third Parties by any Stockholder. Subject to any restrictions on transfer set forth in the Certificate of Incorporation of the Company, prior to the earlier of (a) the closing of a Qualified Public Offering, or (b) a Change of Control of the Company (such period, the “Restricted Period”), no shares of Stock or any interest therein now or hereafter owned by any Stockholder may be Transferred, except for any (i) Transfer to a Permitted Transferee permitted under Section 1.2, (ii) sale to a third party pursuant to, or otherwise permitted under, Section 1.3, (iii) involuntary Transfer to a third party permitted under Section 1.3, (iv) sale to a third party pursuant to Section 2, or (v) the pledge of Stock by Michael

G. Shook to KLI in connection with the promissory note of even date herewith. The foregoing notwithstanding, no Stockholder shall be permitted to Transfer any Stock pursuant to Section 1.2 or Section 1.3 hereof to any Person that the Board determines in good faith to be a direct or indirect competitor of the Company or an Affiliate of a direct or indirect competitor of the Company.

1.2                               Permitted Transferees. The Stockholders may Transfer any shares of Stock (i) with the prior consent of the Board, which consent shall not be unreasonably withheld, to (A) such Stockholder’s Affiliates, spouse, parents, lineal descendants, or any other Person(s) approved by the Board, (B) a trust the beneficiaries of which are such Stockholder, such Stockholder’s spouse, parents, or lineal descendants, or any other Person(s) approved by the Board, (C) a corporation the stockholders of which are only such Stockholder, such Stockholder’s spouse, parents, or lineal descendants, or any other Person(s) approved by the Board, (D) a limited partnership, the general partner of which is (1) such Stockholder, such Stockholder’s spouse, parents, or lineal descendants, or any other Person approved by the Board or (2) a corporation, limited partnership or limited liability company, the majority of the voting power of which is owned by such Stockholder, such Stockholder’s spouse, parents, or lineal descendants, or any other Person(s) approved by the Board, (E) a limited liability company, the majority of the voting power of which is owned by such Stockholder, such Stockholder’s spouse, parents, or lineal descendants, or any other Person(s) approved by the Board, or (F) in the case of KLI, transfers of up to an aggregate of fifteen percent (15%) of the shares of Stock issued to KLI in the Mergers to any of KLI’s investors; and (ii) in case of such Stockholder’s death, by will or by the laws of intestate succession to executors, administrators, testamentary trustees, legatees or beneficiaries. In addition to the foregoing, any Permitted Transferee of a Stockholder may Transfer shares of Stock back to such transferring Stockholder or to another Permitted Transferee of such transferring Stockholder, provided, however, that prior to any Permitted Transferee ceasing to be a Permitted Transferee of the transferring Stockholder, such Permitted Transferee shall be obligated to transfer such Stock back to such transferring Stockholder or a Permitted Transferee of such transferring Stockholder.

1.3                               Rights of First Refusal.

(a)                                  Each Stockholder may sell all or any portion of such Stockholder’s shares of Stock to any third party who is not a Permitted Transferee or Involuntary Transferee, provided that no such Stockholder may so sell any shares of Stock to any such third party during the Restricted Period unless such Stockholder shall first have complied with the provisions of this Section 1.3.

(b)                                 If any of the Stockholders (for purposes of this Section 1.3, an “Offering Stockholder”) shall have received a bona fide offer or offers from a third party or parties, other than a Permitted Transferee, to purchase shares of Stock held by such Offering Stockholder as of the date hereof (other than pursuant to a Qualified Public Offering), then prior to selling such shares of Stock to such third party or parties, such Offering Stockholder shall deliver to the Company a letter (the “Offer Letter”) signed by such Offering Stockholder setting forth with respect to such Offering Stockholder and third-party offeree(s) the following information:

(i)                                     the name of such third party or parties, including with respect to a partnership or corporation, the names of all general partners and all limited partners or stockholders owning more than ten percent (10%) of any class of its partnership interest, capital stock or voting power, as the case may be;

(ii)                                  the prospective purchase price per share of Stock;

(iii)                               all other material terms and conditions contained in the offer of such third party or parties;

(iv)                              such Offering Stockholder’s offer (irrevocable by its terms for sixty (60) days following receipt) to sell to the Company all (but not less than all) of the shares of Stock covered by the offer of the third party or parties (the “Offered Stock”), for a purchase price per share of Stock, and on the same terms and conditions contained in the offer of the third party or parties (the “Offer”); and

(v)                                 closing arrangements and a closing date (not less than sixty (60) nor more than ninety (90) days following the date of such Offer Letter) for any purchase and sale that may be effected by the Company or any of its assignees pursuant to this Section 1.3.

For thirty (30) days following the receipt of the Offer Letter, the Company shall have the right to purchase any or all of the Offered Stock for the same price per share and on the same terms and conditions set forth in the Offer.

If within thirty (30) days after receipt of the Offer Letter, the Company has not elected to exercise its right of first refusal to purchase all of the Offered Stock, the Company shall then cause to be delivered to each Stockholder other than the Offering Stockholder (each, an “Other Stockholder”) a copy of the Offer Letter. For thirty (30) days following the receipt of the Offer Letter, the Other Stockholders shall have the right to purchase all, but not less than all, of the Offered Stock not claimed for purchase by the Company for the same price per share and on the same terms and conditions set forth in the Offer. Each Other Stockholder may purchase the available Offered Stock in the same proportion that the Stock owned by each Other Stockholder desiring to purchase such Offered Stock bears to the total number of shares of Stock owned by all Other Stockholders desiring to purchase the available Offered Stock. Any amount of Offered Stock not so purchased by an Other Stockholder entitled to purchase may be purchased by other Other Stockholders proportionally to their ownership of Stock, and so on until all of the Offered Stock has been purchased or until none of the Other Stockholders desire to further purchase any Offered Stock.

(c)                                  If the Company and/or the Other Stockholders collectively accept the Offer to purchase all, but not less than all, of the Offered Stock, the closing of the purchase and sale pursuant to such acceptance shall take place at the offices of the Company on the date set forth in the Offer Letter, or at such other place or on such other date as the applicable parties may agree or such later date as may be necessary to obtain any required regulatory approvals. If, upon the expiration of sixty (60) days following receipt by the Company of the Offer Letter, less than all of the Offered Stock is claimed for purchase by the Company and the Other Stockholders, the Offering Stockholder may sell to such third party or parties all, but not less than all, of the Offered Stock, for the purchase price and on the other terms and conditions contained in such Offer. Prior to consummating any such sale, the Offering Stockholder shall, upon request from the Company or an Offering Stockholder, provide the Company and the Offering Stockholders with reasonable supporting documentation with respect to the terms and conditions of any such sale to a third party so as to demonstrate such Offering Stockholder’s compliance with the provisions of the preceding sentence. If such sale has not been completed within ninety (90) days after the date of the Offer Letter, the Offered Stock covered by such Offer may not thereafter be sold by such Offering Stockholder unless the procedures set forth in this Section 1.3 shall have again been complied with.

1.4                               Involuntary Transfers. Any Transfer of title or beneficial ownership of shares of Stock upon default, foreclosure, forfeit, court order, or otherwise than by a voluntary decision on the part of any Stockholder, other than any Transfer upon death and other than a Transfer of title or beneficial ownership in accordance with the terms of the pledge of Stock by Michael G. Shook to KLI in connection with the promissory note of even date herewith (an “Involuntary Transfer”), shall be void unless such Stockholder complies with this Section 1.4 and enables the Company and all other Stockholders to exercise in full their rights hereunder. Upon any Involuntary Transfer, the Company and the other Stockholders shall have the right to purchase such shares pursuant to this Section 1.4 and the Person to whom such shares have been transferred (the “Involuntary Transferee”) shall have the obligation to sell such shares in accordance with this Section 1.4. Upon the Involuntary Transfer of any shares of Stock, such Stockholder shall promptly (but in no event later than five days after such Involuntary Transfer) furnish written notice to the Company and the other Stockholders indicating that the Involuntary Transfer has occurred, specifying the name of the Involuntary Transferee, giving a detailed description of the circumstances giving rise to, and stating the legal basis for, the Involuntary Transfer. Upon the receipt of such notice, and for thirty (30) days thereafter, the Company shall have the right to purchase, and the Involuntary Transferee shall have the obligation to sell, any or all of the shares of Stock acquired by the Involuntary Transferee for a purchase price equal to the Fair Market Value of such shares of Stock. If the Company fails to exercise within such thirty (30) day period its rights hereunder to purchase all of the shares of Stock acquired by the Involuntary Transferee, for a period of thirty (30) days thereafter, the other Stockholders shall have the right to purchase, and the Involuntary Transferee shall have the obligation to sell, any of the shares of Stock acquired by the Involuntary Transferee not claimed for purchase by the Company for a purchase price equal to the Fair Market Value of such shares of Stock.

2.                                      Tag-Along and Drag-Along Rights.

2.1                               Tag Along Rights. During the Restricted Period, and subject to the prior right of first refusal set forth in Section 1.3, the sale of any Stock by a Stockholder or a Permitted Transferee thereof made pursuant to Section 1.3 shall be subject to the tag-along right set forth in this Section 2.1. No Stockholder (for purposes of this Section 2.1, the “Selling Stockholder”) may Transfer any shares of Stock to any non-Affiliated third party (except through a sale pursuant to a registered underwritten public offering) if such shares, together with all shares of Stock previously Transferred by such Selling Stockholder to third parties (except through a sale pursuant to an underwritten registered public offering), would represent more than ten percent (10%) of the aggregate number of shares of Stock held by the Selling Stockholder as of the date hereof, unless each of the other Stockholders is offered the right, on a pro rata basis (based on the number of shares of Stock owned by such Stockholder) to participate in any such Transfer by selling to such non-Affiliated third party its pro rata portion of Stock for a purchase price per share of Stock and on other terms and conditions, not less favorable to such Stockholder than those applicable to the Selling Stockholder.

2.2                               Drag Along Rights.

(a)                                  During the Restricted Period, if holders of shares of Stock that represent an aggregate of eighty-six percent (86%) or more of the shares of the outstanding Stock (the “Electing Stockholders”), propose to sell or otherwise Transfer, shares of Stock that represents shares constituting two-thirds or more of their aggregate shares of Stock to any third party in a bona fide arms-length transaction (except through a sale pursuant to a Qualified Public Offering or to an Affiliate or Affiliates of such Electing Stockholders) then, if requested by the Electing Stockholders, each other holder of shares of Stock shall join the Electing Stockholders in any such sale by selling the same percentage of shares of Stock owned by such holder as are being sold by the Electing Stockholders (the “Drag Percentage”) by complying fully with Section 2.2(b). The material terms and conditions of such sale, including, without limitation, the purchase price per share of Stock, shall be the same for all holders of Stock.

(b)                                 Each Stockholder who is required to join the Electing Stockholders in a sale pursuant to Section 2.2(a) shall, at the request of the Electing Stockholders, (i) Transfer, upon receipt of the purchase price therefor, such Stockholder’s Drag Percentage to any third party purchaser or purchasers free and clear of all security interests, liens, claims or encumbrances, (ii) execute and deliver any agreement being executed and delivered by the Electing Stockholders (on no less favorable terms than the one being signed by the Electing Stockholders); provided that such Stockholder shall only be required to make representations and warranties relating exclusively to such Stockholder’s ownership and title to its shares of such transaction; and provided, further, that no Stockholders shall be required to provide indemnification by such Stockholder, in the aggregate, in an amount that is in excess of the lesser of (A) its pro rata portion of the related liability or (B) the purchase price to be received by such Stockholder in such sale, except in the case of such Stockholder’s fraudulent acts, or intentional misrepresentations; (iii) vote in favor of any such transaction of which the Electing Stockholders have voted in favor and (iv) execute and deliver such instruments of conveyance and assignment and take such other actions as reasonably requested by the Electing Stockholders (and on terms no less favorable than those executed and delivered by the Electing Stockholders) in order to consummate such transaction.

3.                                      Lock-Up.

In the event of a registered offering of the Company’s securities and upon request of the Company or the underwriters managing any underwritten offering of the Company’s securities, the Stockholders agree not to directly or indirectly sell, offer to sell, contract to sell, make any short sale of, loan, grant any option for the purchase of, or otherwise dispose of any shares of Stock (other than those included in the registration), without the prior written consent of the Company or such underwriters, as the case may be, for such period of time (not to exceed 180 days) from the effective date of such registration as may be requested by the Company or such managing underwriters (the “Lock-Up Period”). The foregoing restriction has been expressly agreed to preclude the Stockholders from engaging in any hedging or other transaction which is designed to or reasonably expected to lead to or result in a Transfer of Stock during the Lock-Up Period, even if such Stock would be disposed of by someone other than such Stockholder. Such prohibited hedging or other transactions would include, without limitation, any short sale (whether or not against the box) or any purchase, sale or grant of any right (including, without limitation, any put or call option) with respect to any Stock or with respect to any security (other than a broad-based market basket or index) that included, relates to or derives any significant part of its value from the Stock.

4.                                      Voting Agreements and Company Covenant.

4.1                               Until the closing of a Qualified Public Offering, each Stockholder agrees to vote, or cause to be voted, all shares of Stock owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall be set and remain at nine (9) directors and that the Board shall be evenly divided in three (3) separate classes of directors (“Class I Directors,” who shall serve until the 2007 annual meeting of stockholders and thereafter be elected for terms of three years; “Class II Directors,” who shall serve until the 2008 annual meeting of stockholders and thereafter be elected for terms of three years; and “Class III Directors,” who shall serve until the 2009 annual meeting of stockholders and thereafter be elected for terms of three years) as set forth in the Certificate of Incorporation of the Company, as amended to date (the “Certificate of Incorporation”).

4.2                               Until the closing of a Qualified Public Offering:

(a) so long as KLI continues to hold at least 65% of Stock issued to KLI in the Mergers (as adjusted for any stock splits, stock dividends, recapitalizations and the like), KLI may designate for nomination and election six directors, two (2) of whom shall be Class I Directors, two (2) of whom shall be Class II Directors and two (2) of whom shall be Class III Directors (the directors so designated, the “KLI Directors;” effective as of the Closing of the Mergers, the KLI Directors serving as Class I Directors shall be Justin Beckett and Jon A. Turner, the KLI Directors serving as Class II Directors shall be Bernard R. Wilson and Connie I. Roverto, and the KLI Directors serving as Class III Directors shall be Nana Baffour and Johnson Kachidza);

(b) so long as the Significant Stockholders, in the aggregate, continue to hold at least 65% of Stock issued to the Significant Stockholders in Mergers (as adjusted for any stock splits, stock dividends, recapitalizations and the like), the Significant Stockholders shall designate for nomination and election two directors, one (i) of whom shall be a Class II Director, and one (1) of whom shall be a Class III Director (the directors so designated, the “Significant Stockholder Directors;” effective as of the Closing of the

Mergers, the Significant Stockholder Directors shall be Michael G. Shook (who shall be the Class III Director) and William M. Shook (who shall be the Class II Director)); and

(c) so long as KLI and the Significant Stockholders continue to hold the requisite number of shares of Stock described in clauses (a) and (b) above, KLI and the Significant Stockholders, acting as a group, shall mutually designate for nomination and election one director (such director to be a Class I Director and to be reasonably acceptable to KLI and the Significant Stockholder Directors then in office (or if no such Significant Stockholder Directors are then in office, by the holders of a majority of the outstanding shares of Stock then held by all Significant Stockholders); effective as of the Closing of the Mergers, such director shall be John E. Paget).

To the extent that any of clauses (a) through (c) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms thereof shall instead be voted upon by all the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Company’s Certificate of Incorporation. So long as KLI retains the right to designate the KLI Directors, the KLI Directors may be changed from time to time by KLI. So long as the Significant Stockholders retain the right to designate the Significant Stockholder Directors, and so long as each of Michael G. Shook and William M. Shook are willing and able to serve as a director of the Company, (i) each of Michael G. Shook and William M. Shook shall be designated for nomination and election as the Significant Stockholder Directors, and (ii) subject to applicable stock exchange rules, securities laws and corporate governance policies adopted by the Board in consultation with counsel, Michael G. Shook shall be appointed as member of each committee of the Board. Subject to the foregoing, so long as the Significant Stockholders retain the right to designate the Significant Stockholder Directors, the Significant Stockholder Directors may be changed from time to time by the Significant Stockholders.

4.3                               In order to effectuate Sections 4.1 and 4.2, until the closing of a Qualified Pubic Offering, each Stockholder (i) agrees to vote, or cause to be voted, all shares of Stock of the Company owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size and composition of the Board shall be in accordance with Sections 4.1 and 4.2, and (ii) hereby grants to the Secretary of the Company an irrevocable proxy pursuant to Section 212(e) of the General Corporation Law of the State of Delaware, coupled with an interest, solely for the purpose of voting all of the shares of Stock of the Company owned by the grantor of the proxy for the election of directors nominated in accordance with Section 4.1. Each Stockholder agrees to take any further actions necessary to effectuate Section 4.1, including, without limitation, the calling of a special meeting of the Stockholders in order to nominate and elect directors as set forth in Section 4.1. The Secretary of the Company will exercise such proxy to give effect to this Section 4.1, if necessary.

4.4                               The Company covenants and agrees that, prior to the closing of a Qualified Pubic Offering, it shall not, without the prior unanimous approval of the Board of Directors, issue, or enter into or approve any agreement relating to the issuance of, any shares of the preferred stock authorized under the Company’s Certificate of Incorporation or any security or obligation convertible into or exercisable for such preferred stock.

5.                                      Stock Certificate Legends.

A copy of this Agreement shall be filed with the Secretary of the Company and kept with the records of the Company. Each certificate representing shares of Stock owned by the Stockholders shall bear the legend set forth in subsection 5(b), and, if required by law, the legend set forth in subsection 5(a):

(a)                                  THE SHARES EVIDENCED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES ACTS OF ANY OTHER STATE OR COUNTRY AND MAY NOT BE OFFERED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF UNLESS AND UNTIL REGISTERED UNDER ANY APPLICABLE SECURITIES LAWS OR UNLESS SUCH OFFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION, TRANSFER OR OTHER DISPOSITION IS EXEMPT FROM REGISTRATION OR IS OTHERWISE IN COMPLIANCE WITH SUCH LAWS.

(b)                                 THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER, AND OTHER CONDITIONS AND RESTRICTIONS, AS SPECIFIED IN THE STOCKHOLDERS AGREEMENT OF THE COMPANY, DATED AS OF JANUARY     , 2006, AS THE SAME MAY BE AMENDED FROM TIME TO TIME, COPIES OF WHICH ARE ON FILE AT THE OFFICE OF THE COMPANY AND WILL BE FURNISHED WITHOUT CHARGE TO THE STOCKHOLDER OF SUCH SHARES UPON WRITTEN REQUEST.

In addition, certificates representing shares of Stock owned by residents of certain States shall bear any legends required by the laws of such States. All Stockholders shall be bound by the requirements of such legends to the extent that such legends are applicable. Upon a registration of any shares of Stock, the certificate representing such shares shall be replaced, at the expense of the Company, with certificates not bearing the legends required by this Section 5. Upon the closing of a Qualified Public Offering, certificates representing shares of Stock shall be replaced, at the expense of the Company, with certificates not bearing the legends required by Section 5(b).

6.                                      No Other Arrangements or Agreements.

Except for agreements by KLI to transfer stock to its investors from time to time, each of the Stockholders hereby represents and warrants to the Company that such Stockholder has not entered into or agreed to be bound by any other arrangements or agreements of any kind with any other Person (other than the Company) with respect to his or her shares of Stock, or any interest therein, including, but not limited to, arrangements, trusts or agreements with respect to the acquisition, disposition or voting of shares of Stock (whether or not such agreements and arrangements are with the Company, other Stockholders or other Persons). Except for agreements by KLI to transfer stock to its investors from time to time, each of the Stockholders agrees with the Company and the other Stockholders that such Stockholder (as the case may be) will not be a party to or enter into any such other arrangements or agreements as described above with any other Person or grant a proxy or power of attorney with respect to the Stock, in either case, which is inconsistent with the Stockholder’s obligations pursuant to this Agreement as long as any of the terms of this Agreement remain in effect without the Requisite Consent.

7.                                      Amendment and Modification.

This Agreement may be amended, modified or supplemented only upon receipt of the Requisite Consent. The Company shall notify all Stockholders promptly after any such amendment, modification or supplement shall take effect.

8.                                      Assignment.

8.1                               Assignment Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns, provided that, except in connection with Transfers explicitly permitted hereunder), neither the Company, nor any Stockholder shall assign any of its rights pursuant to this Agreement without the Requisite Consent.

8.2                               Agreements to be Bound. Notwithstanding anything to the contrary contained in this Agreement, any Transfer by the Stockholders to any Permitted Transferee (other than a transfer by KLI to any of its investors) or other third party (whether or not such third party is Affiliated with such transferor), or any Involuntary Transfer to an Involuntary Transferee, shall be permitted under the terms of this Agreement only if such Permitted Transferee, third party, or Involuntary Transferee, as the case may be, shall execute and deliver to the Company an Agreement to be Bound to this Agreement in substantially the form of Exhibit B hereto. Upon the execution of such instrument by such third party, such third party shall be deemed to be a Stockholder for all purposes of this Agreement, subject to the same obligations as the Stockholders.

9.                                      Termination.

9.1                               Termination Generally. Any party to, or Person who is subject to, this Agreement who ceases to own any shares of Stock or any interest therein in accordance with the terms of this Agreement shall cease to be a party to, or Person who is subject to, this Agreement and thereafter shall have no rights or obligations hereunder, provided that any Transfer of shares of Stock by any Stockholder in breach of this Agreement shall not relieve such Stockholder of liability for any such breach.

9.2                               Termination of Rights and Obligations. All rights and obligations pursuant to this Agreement, except for obligations that terminate earlier by their terms, shall terminate upon the date on which the Stockholders all no longer own any Stock.

10.                               Recapitalization, Exchanges, etc. Affecting the Stock.

The provisions of this Agreement shall apply to any and all shares of capital stock of the Company or any successor or assignee of the Company (whether by merger, consolidation, sale of assets or otherwise) which may be issued in respect of, in exchange for, or in substitution for the shares of Stock, by reason of any stock dividend, split, reverse split, combination, recapitalization, reclassification, merger, consolidation, or otherwise in such a manner as to reflect the intent and meaning of the provisions hereof.

11.                               No Third Party Beneficiaries.

Except as otherwise provided herein, this Agreement is not intended to confer upon any Person, except for the parties hereto, any rights or remedies hereunder.

12.                               Transfer of Stock.

If at any time the Company or any of the Stockholders purchases any shares of Stock pursuant to this Agreement, the Company or such Stockholders may pay the purchase price determined under this Agreement for the shares of Stock it purchases by wire transfer of funds or bank check in the amount of the purchase price, and upon receipt of payment of such purchase price, the selling Stockholder shall deliver the certificates representing the number of shares of Stock being purchased in a form suitable for transfer, duly endorsed in blank, and free and clear of any lien, claim or encumbrance. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any Stockholders shall be required to make any payment for shares of Stock purchased hereunder until delivery to it of the certificates representing such shares. If the Company or Stockholders are purchasing less than all the shares of Stock represented by a single certificate, the Company or Stockholders shall deliver to the selling Stockholder a certificate for any unpurchased shares of Stock.

13.                               Further Assurances.

Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto or Person subject hereto may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

14.                               Governing Law.

This Agreement and the rights and obligations of the parties hereunder shall be governed by, and construed and interpreted in accordance with, the laws of the State of Delaware, without giving effect to the choice of law principles thereof.

15.                               Invalidity of Provision.

The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

16.                               Notices.

All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed, certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery or (d) sent by facsimile as follows:

if to the Company:	301 Gregson Drive
Cary, North Carolina 27511
Attn: Chief Executive Officer
Facsimile No.: (919) 379-8000
Telephone No.: (919) 379-8100

with a copy to:	Greenberg Traurig, LLP
(which shall not constitute notice)	3290 Northside Parkway, Suite 400
Atlanta, Georgia 30327
Attn: Theodore I. Blum, Esq.
Facsimile No.: (678) 553-2621
Telephone No.: (678) 553-2620

If to any Stockholder:	to his address or his facsimile number as listed on the signature page.

If to any other Person who becomes a Stockholder after the date hereof:	to its address or facsimile number set forth in the counterpart of this Agreement executed and delivered by such Stockholder pursuant to Sections 8.1 or 8.2;

or to such other Person or address as any party shall specify by notice in writing to the Company. All such notices, requests, demands, waivers and other communications shall be deemed to have been received (w) if by personal delivery on the day after such delivery, (x) if by certified or registered mail, on the seventh business day after the mailing thereof, (y) if by next-day or overnight mail or delivery, on the day delivered, (z) if by facsimile on the next day following the day on which such telecopy was sent, provided that a copy is also sent by certified or registered mail.

17.                               Defined Terms.

As used in this Agreement, the following terms shall have the meanings ascribed to them below:

(a)                                  Affiliate. The term “Affiliate” means, with respect to any Person, (i) any other Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with such Person and (ii) any Person directly or indirectly owning or controlling 10% or more of the outstanding voting securities of such Person.

(b)                                 Board. The term “Board” means the Board of Directors of the Company.

(c)                                  Change of Control. The term “Change of Control” shall mean (i) the sale of all or substantially all of the assets of the Company, (ii) the merger or consolidation of the Company with or into any other Person whereafter the Stockholders of the Company immediately prior to such transaction fail to own 50% or more of the voting power of the surviving Person or (iii) the sale (whether through one sale or multiple sales to a single Person or group of related Persons during any period of time after the date hereof) by the stockholders of the Company (as of the closing date of the Mergers) of an aggregate of 50% or more of the capital stock (by voting power) of the Company owned by such stockholders in the aggregate (as of the closing date of the Mergers).

(d)                                 Fair Market Value. The term “Fair Market Value” shall mean with respect to any share of Stock, the per share price at which the Company last sold a share of such class or series of Stock in an equity raising transaction; provided, however, that if the Company has not sold any shares of such class or series of Stock within the six month period immediately preceding the date on which the Fair Market Value of such Stock is to be made, then the Fair Market Value of such share of Stock shall be (i) as unanimously agreed by the Board, or (ii) as determined by an independent valuation firm of national standing that is reasonably acceptable to all members of the Board.

(e)                                  Permitted Transferee. The term “Permitted Transferee” means any transferee permitted under Section 1.2.

(f)                                    Person. The term “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

(g)                                 Qualified Public Offering. The term “Qualified Public Offering” shall mean the initial offer and sale of shares of the Company’s Stock pursuant to a registration statement filed and made effective pursuant to the [rules of the Toronto Stock Exchange or other national stock exchange] which shall be a best efforts commitment public offering of the Company’s Stock by a major bracket underwriter resulting in net proceeds to the Company of Ten Million Dollars ($10,000,000) or more.

(h)                                 Requisite Consent. The term “Requisite Consent” shall mean the prior written approval of Stockholders holding at least eighty-six percent (86%) of the shares of Stock then owned by all Stockholders.

(i)                                     Stock. The term “Stock” the common stock of the Company, par value $0.000001 per share.

(j)                                     Stockholders. The term “Stockholders” means those stockholders listed as Stockholders on the signature pages hereto and those other stockholders of the Company who become a party to this Agreement pursuant to Section 8.1 hereof.

(k)                                  Transfer. The term “Transfer” means any direct or indirect sale, assignment, mortgage, transfer, pledge, hypothecation or other disposition or transfer.

22.                               Headings; Execution in Counterparts.

The headings and captions contained herein are for convenience and shall not control or affect the meaning or construction of any provision hereof. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and which together shall constitute one and the same instrument.

23.                               Entire Agreement.

This Agreement embodies the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and supersedes all prior agreements and understandings among the parties with respect to such subject matter.

24.                               Injunctive Relief.

The shares of Stock cannot readily be purchased or sold in the open market, and for that reason, among others, the Company and Stockholders will be irreparably damaged in the event this Agreement is not specifically enforced. Each of the parties therefore agrees that in the event of a breach of any provision of this Agreement the aggrieved party may elect to institute and prosecute proceedings in any court of competent jurisdiction to enforce specific performance or to enjoin the continuing breach of this Agreement. Such remedies shall, however, be cumulative and not exclusive, and shall be in addition to any other remedy which the Company or any Stockholder may have. Each Stockholder hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts in [New York, New York] for the purposes of any suit, action or other proceeding arising out of or based upon this Agreement or the subject matter hereof. Each Stockholder hereby consents to service of process by mail made in accordance with Section 16.

[Signature Page Follows]

IN WITNESS WHEREOF, this Agreement has been signed by each of the parties hereto as of the date first above written.

COMPANY

CONSONUS TECHNOLOGIES, INC.

	By:	/s/Michael G. Shook
Michael G. Shook, Chief Executive Officer

STOCKHOLDERS

KNOX LAWRENCE INTERNATIONAL, LLC

Knox Lawrence International, LLC
445 Park Avenue, 20th Floor	By:	/s/Nana Baffour
New York, NY 10022	Nana Baffour, Managing Principal
Attn: Chairman
Facsimile No.: (212) 792-0958

107 Avenue of the Estates	/s/Michael G. Shook
Cary, NC 27511	Michael G. Shook
Facsimile No.: ( )

316 Stanley Drive	/s/Irvin Miglietta
Glastonbury, CT 06033	Irvin Miglietta
Facsimile No.: ( )

/s/Thomas Colleary
Thomas Colleary

Facsimile No.: ( )

116 Bosswood Ct.	/s/William M. Shook
Cary, NC 27511	William M. Shook
Facsimile No.: ( )

[Signature Page to Consonus Technologies, Inc. Stockholders Agreement]

EXHIBIT A

SIGNIFICANT STOCKHOLDERS

Name	Shares Owned

Michael G. Shook	387,910
Irvin Miglietta	276,297
Thomas Colleary	105,256
William M. Shook	104,803

EXHIBIT B

FORM OF AGREEMENT TO BE BOUND

The undersigned hereby joins in and signifies adoption of and agreement to be bound, as a Stockholder, by the terms and conditions of the Stockholders Agreement of Consonus Technologies, Inc. (the “Company”), dated January     , 2007 and all amendments thereto (the “Stockholders Agreement”), and authorizes the attachment of this signature page to a duplicate original of the Stockholders Agreement.

The undersigned acknowledges receipt of a copy of the Stockholders Agreement and all amendments thereto. The undersigned acknowledges that he (she) has read such Stockholders Agreement and all amendments thereto and understands that by signing this document, he (she) shall thereby assume all of the duties and obligations of a Stockholder thereunder.

Capitalized terms used herein have the meanings set forth in the Stockholders Agreement.

Dated:
(Signature)

Number of Shares held:

(print name)

(address)